
August 1, 2014

<u>Via E-mail</u>
Chong Kuang Lee
President and Chief Executive Officer
Greenpro, Inc.
9/F., Kam Chung Commercial Building
19-21 Hennessy Road
Wanchai, Hong Kong

> **Re:** **Greenpro, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed on July 14, 2014**
> **File No. 333-193565**

Dear Mr. Lee:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Part II—Information Not Required in Prospectus

Item 16. Exhibits, page 33

Exhibit 5.1

1.   We note the statement in the legality opinion that the opinion may be relied upon by the company but "may not be relied upon by any other person without our prior written consent." Please amend your filing pre-effectively to include an opinion without this language, as it inappropriately limits reliance on the opinion. See Section II.B.3.d of the Division of Corporation Finance Staff Legal Bulletin No. 19, available on our website.

<u>Signatures, page 35</u>

2.   Please amend your filing to indicate the person who is signing the registration statement in the capacity of controller or principal accounting officer. Refer to the instructions to the signatures of Form S-1.

        Please contact Ji Kim, Attorney-Adviser, at (202) 551-3579 or, in her absence, me at (202) 551-3457 with any questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

                                                        Sincerely,

                                                        /s/ Maryse Mills-Apenteng

                                                        Maryse Mills-Apenteng
                                                        Special Counsel

cc: <u>Via E-mail</u>
        Darren Ofsink, Esq.
        Ofsink, LLC